Exhibit 3.1

ARTICLES OF AMENDMENT OF THE

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF PINEAPPLE ENERGY INC.

The undersigned, Interim Chief Executive Officer of Pineapple Energy Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Corporation’s Board of Directors and shareholders pursuant to the provisions of the Minnesota Business Corporation Act (the “Act”):

1.  The name of the Corporation is: Pineapple Energy Inc.

2.  The first sentence of Article V (Capital Stock) of the Corporation’s Fourth Amended and Restated Articles of Incorporation, is hereby amended to read in its entirety as follows:

The authorized capital stock of this corporation shall be two million six hundred sixty six thousand six hundred and sixty seven (2,666,667) shares of common stock of the par value of five cents ($.05) per share (the “Common Stock”) and three million (3,000,000) shares of Preferred Stock of the par value of one dollar ($1.00) per share (the “Preferred Stock”).

3.  Section 3 of Article V (Capital Stock) of the Corporation’s Fourth Amended and Restated Articles of Incorporation is hereby amended and restated in its entirety as follows:

SECTION 3. Reverse Stock Split. Effective upon the filing of the Articles of Amendment approved by the shareholders of the Corporation (the “Effective Time”), the issued and outstanding shares of common stock of the Corporation, as well as shares of common stock issuable upon exercise or conversion of outstanding derivative securities as per the terms related thereto, shall be combined on a 1-for-50 basis such that, at the Effective Time, every fifty (50) shares of common stock outstanding immediately prior to the Effective Time shall be combined into one share of common stock. This reverse stock split will be effected through the exchange and replacement of certificates representing issued and outstanding shares of common stock as of the Effective Time, together with immediate book-entry adjustments to the stock register of the Corporation maintained in accordance with the Act. In the event that the reverse stock split would result in a shareholder being entitled to receive less than a full share of common stock, the fractional share that would so result shall entitle such shareholder to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the Effective Time. The par value of each share of issued and outstanding common stock shall not be affected by the reverse stock split.

4.  That such amendments shall be effective as of 12:01 a.m. Central time on October 17, 2024; and

5.  That such amendments will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation, and will not result in the percentage of authorized shares of any class or series that remains unissued after such combination exceeding the percentage of authorized shares of the same class or series remaining unissued before the division.

IN WITNESS WHEREOF, the undersigned has set his hand as of October 15, 2024.

/s/ Scott Maskin
Scott Maskin,
Interim Chief Executive Officer